Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276868

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED DECEMBER 13, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated December 13, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-276868), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on March 12, 2025 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 12, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and twelve months ended December 31, 2024

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated March 11, 2025, announcing its unaudited financial and operating results for the three and twelve months ended December 31, 2024.

EXHIBIT INDEX

99.1	Press Release dated March 11, 2025

*****

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO, Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports fourth quarter and twelve months 2024 financial and operating results

Athens, Greece, March 11, 2025 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $43,000 per day.

•	All of our vessels are unencumbered.

•

Fleet operational utilization of 90.2% for the three months ended December 31, 2024, mainly due to the commercial idle days of the vessel that operated in the spot market, as our vessels that operated under time charter employment had few commercial idle days.

•	Revenues of $9.4 million for the three months ended December 31, 2024, corresponding to a daily TCE I of $15,665.

•	Cash balance, including time deposits, of $12.6 million at year end 2024, after total payments for vessel acquisitions of $41 million during the year.

•	For the full year 2024, daily TCE decreased by 9% as compared to the same period in 2023.

•	Net Income of $0.1 million, EBITDA[i] of $2.0 million and Loss per Share, Basic, of $1.57 for the three months ended December 31, 2024.

•	Net Loss of $2.7 million, EBITDA of $5.0 million and Loss per Share, Basic, of $4.29 for the twelve months ended December 31, 2024.

•

Adjusted net incomei of $1.1 million and $8.7 million for the three and twelve months ended December 31, 2024, decreases of 81% for the 3 months’ period and 7% for the twelve months’ period compared to the 2023 equivalent periods.

•	Adjusted EBITDAi of $16.4 million for the twelve months ended December 31, 2024, an increase of 11% as compared to the twelve months ended December 31, 2023.

•

In 2024 the Company paid $39.5 million, representing the remaining 90% purchase price on the Aframax oil tanker, Afrapearl II, and $1.6 million, representing the 10% purchase price of the Bulk Carrier, Eco Spitfire. The funds used were provided by operations, cash on hand and net proceeds from equity offerings.

For accounting purposes, the balance payable on the two vessels had to be recorded as capital due and interest costs, although no interest was charged by the Sellers. The final balances paid remain the same as the originally agreed purchase prices.

•

The Company recorded a non-cash adjustment of $11.1 million as “Loss on Warrants” for the twelve months ended December 31, 2024, mainly due to the change in the fair value of warrants as at December 31, 2024 as compared to the fair value as of their issuance date during Q1 2024.

•	In January 2025, the Company effected a reverse stock split of its common shares of 1-for-2.5, thus all share amounts have been retrospectively restated.

i TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fourth Quarter 2024 Results:

•

Voyage revenues for the three months ended December 31, 2024 amounted to $9.4 million, a decrease of $4.4 million compared to revenues of $13.8 million for the three months ended December 31, 2023, primarily due to the decrease in charter rates. Total calendar days for our fleet were 368 days for the three months ended December 31, 2024, as compared to 276 days for the same period in 2023. Of the total calendar days in the fourth quarter of 2024, 252, or 68.5%, were time charter days, as compared to 174 or 63.0% for the same period in 2023. Our fleet utilization was 99.2% and 100.0% for the three months ended December 31, 2024 and 2023, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2024 were $3.7 million and $2.3 million, compared to $4.4 million and $1.5 million for the three months ended December 31, 2023. The decrease in voyage expenses was attributed to the decrease in bunkers cost in Q4 2024 and the decrease in brokerage commissions as revenues decreased. The increase in vessels’ operating expenses was mainly attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended December 31, 2024 included bunkers cost and port expenses of $2.0 million and $1.3 million, respectively, corresponding to 54% and 35% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market. Operating expenses for the three months ended December 31, 2024 mainly included crew expenses of $1.2 million, corresponding to 52% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 22% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Depreciation for the three months ended December 31, 2024 was $1.6 million, a $0.2 million increase from $1.4 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended December 31, 2024 were $0.16 million, a $0.04 million increase from $0.12 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three-month periods ended December 31, 2024 and 2023 were $0.5 million and $0.3 million, respectively. They were mainly related to the increase in stock-based compensation cost.

•

Interest and finance costs for the three months ended December 31, 2024 were $0.3 million and mainly related to the accrued interest expense – related party, in connection with the $14.4 million, part of the acquisition price of our bulk carrier, the Eco Spitfire, which is payable by April 2025, while for the three months ended December 31, 2023, were $0.7 million and related to the accrued interest expense – related party, in connection with the $38.7 million, part of the acquisition price of our Aframax tanker, the Afrapearl II, which was completely repaid in July 2024.

For accounting purposes, the balance payable on the two vessels had to be recorded as capital due and interest costs, although no interest was charged by the Sellers. The final balances paid remain the same as the originally agreed purchase prices.

•

Interest income for the three months ended December 31, 2024 and 2023 was $0.1 million and $0.04 million respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Loss on warrants for the three months ended December 31, 2024 was $0.8 million and mainly related to net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted net income was $1.1 million corresponding to an Adjusted loss per share, basic of $0.76 for the three months ended December 31, 2024 compared to an Adjusted net income of $5.6 million corresponding to an Adjusted EPS, basic, of $160.84 for the same period of last year.

•

Adjusted EBITDA for the three months ended December 31, 2024 and 2023 amounted to $2.9 million and $7.7 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 4.0 vessels were owned by the Company during the three months ended December 31, 2024 compared to 3.0 vessels for the same period in 2023.

Twelve months 2024 Results:

•

Voyage revenues for the twelve months ended December 31, 2024 amounted to $42.3 million, an increase of $13.6 million, compared to voyage revenues of $28.7 million for the twelve months ended December 31, 2023, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 1,334 days for the twelve months ended

December 31, 2024, as compared to 901 days for the same period in 2023. Of the total calendar days in the twelve months of 2024, 864 or 64.8%, were time charter days, as compared to 680 or 75.5% for the same period in 2023. Our fleet utilization for the twelve months ended December 31, 2024 and 2023 was 99.5% and 99.9%, respectively.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2024, were $14.1 million and $8.4 million respectively, compared to $7.6 million and $4.8 million for the twelve months ended December 31, 2023. The increase in voyage expenses is due to the increase in bunkers cost and port expenses for the twelve months ended December 31, 2024. The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the twelve months ended December 31, 2024 mainly included bunker costs of $6.9 million, corresponding to 49% of total voyage expenses, and port expenses of $4.7 million, corresponding to 33% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market. Operating expenses for the twelve months ended December 31, 2024 mainly included crew expenses of $4.4 million, corresponding to 52% of total operating expenses, spares and consumables costs of $1.8 million, corresponding to 21%, and maintenance expenses of $0.9 million, representing works and repairs on the vessels, corresponding to 11% of total vessel operating expenses.

•

Depreciation for the twelve months ended December 31, 2024 was $6.2 million, a $2.1 million increase from $4.1 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the twelve months ended December 31, 2024 were $0.6 million, a $0.2 million increase from $0.4 million for the same period of last year, due to the increase in the calendar days of our fleet during the current year.

•

General and Administrative costs for the twelve months ended December 31, 2024 were $3.0 million and mainly related to expenses allocated to warrants issued as part of the two public offerings and classified as liabilities, the expenses incurred relating to reverse stock split and expenses incurred as a result of operating as a separate public company. General and Administrative costs for the twelve months ended December 31, 2023 were $1.2 million.

•

Interest and finance costs for the twelve months ended December 31, 2024 were $2.5 million and mainly related to the accrued interest expense – related party in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II, which was completely paid off in July 2024, and of our bulk carrier Eco Spitfire, which is payable by April 2025, while for the twelve months ended December 31, 2023 interest and finance costs were $1.4 million related to the accrued interest expense – related party in connection with the $38.7 million, part of the acquisition price of our Aframax tanker Afrapearl II.

For accounting purposes, the balance payable on the two vessels had to be recorded as capital due and interest costs, although no interest was charged by the Sellers. The final balances paid remain the same as the originally agreed purchase prices.

•

Interest income for the twelve months ended December 31, 2024 and 2023 was $1.0 million and $0.04 million respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Loss on warrants for the twelve months ended December 31, 2024 was $11.1 million and mainly related to the net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted Net Income was $8.7 million corresponding to an Adjusted EPS, basic of $1.75 for the twelve months ended December 31, 2024 compared to adjusted net income of $9.3 million, corresponding to an Adjusted EPS, basic of $394.90 for the same period in the last year.

•

Adjusted EBITDA for the twelve months ended December 31, 2024 and 2023 amounted to $16.4 million and $14.8 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 3.6 vessels were owned by the Company during the twelve months ended December 31, 2024 compared to 2.5 vessels for the same period of 2023.

CEO Dr. Diamantis Andriotis commented:

For the year 2024, we reported Revenues of $42.3 million – an increase of 47% from 2023 Revenues of $28.7 million, Voyage Revenues minus Voyage Expenses of $28.2 million – an increase of 34% from 2023, and an adjusted EBITDA of $16.4 million – 11% higher than 2023.

We have taken delivery of our fourth vessel this year, bringing our total fleet capacity to 213,464 DWT, an increase of 234% from the Company’s inception over a year ago.

We have more than trebled our fleet capacity without incurring any bank debt.

Our cash balance, including time deposits, at year end 2024 was $12.6 million, after total payments of $41 million for vessel acquisitions during the year.

Shipping is currently navigating a transitional phase, with shifting dynamics influenced by geopolitical factors, environmental regulations, demand patterns and weather-related challenges.

While navigating these most volatile waters, we are closely monitoring the evolving situations and are focused on identifying those components that would maximize our future profits.

Politics will play an important role in shipping in 2025, particularly in the US.

The Trump administration is likely to push an agenda aligned with “drill baby, drill”; this combined with the threat of tariffs on all Chinese built vessels, of which we have none, are two important factors that, if they materialize, could have a significant positive impact on the profitability of our company.

With a clear focus on emerging opportunities, we remain confident that 2025 will be a year that will produce strong financial performance and potential growth prospects.

Conference Call details:

On March 11, 2025, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for one of our drybulk vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2023 and December 31, 2024.

FLEET DATA	Q4 2023	Q4 2024	12M 2023	12M 2024
Average number of vessels (1)	3.00	4.00	2.47	3.64
Period end number of owned vessels in fleet	3	4	3	4
Total calendar days for fleet (2)	276	368	901	1,334
Total voyage days for fleet (3)	276	365	900	1,327
Fleet utilization (4)	100.0%	99.2%	99.9%	99.5%
Total charter days for fleet (5)	174	252	680	864
Total spot market days for fleet (6)	102	113	220	463
Fleet operational utilization (7)	87.0%	90.2%	91.6%	90.2%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income/(loss) before loss on warrants and share based compensation. EBITDA represents net income/(loss) before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income/(loss) before interest and finance costs, interest income, depreciation, loss on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve-Month Period Ended December 31st,
	2023	2024	2023	2024
Net Income/(loss) - Adjusted
Net Income
Net income/(loss)	5,572,743	147,402	9,291,912	(2,748,367)
Plus loss on warrants	—	776,264	—	11,127,077
Plus share based compensation	37,638	133,226	37,638	337,855
Adjusted Net Income	5,610,381	1,056,892	9,329,550	8,716,565

Net Income/(loss) - EBITDA
Net income/(loss)	5,572,743	147,402	9,291,912	(2,748,367)
Plus interest and finance costs	746,820	330,000	1,367,831	2,473,810
Less interest income	(36,107)	(131,916)	(36,107)	(950,816)
Plus depreciation	1,382,295	1,625,471	4,104,720	6,177,651
EBITDA	7,665,751	1,970,957	14,728,356	4,952,278

Net Income/(loss) - Adjusted
EBITDA
Net income/(loss)	5,572,743	147,402	9,291,912	(2,748,367)
Plus loss on warrants	—	776,264	—	11,127,077
Plus share based compensation	37,638	133,226	37,638	337,855
Plus interest and finance costs	746,820	330,000	1,367,831	2,473,810
Less interest income	(36,107)	(131,916)	(36,107)	(950,816)
Plus depreciation	1,382,295	1,625,471	4,104,720	6,177,651
Adjusted EBITDA	7,703,389	2,880,447	14,765,994	16,417,210

EPS
Numerator
Net income/(loss)	5,572,743	147,402	9,291,912	(2,748,367)
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(404,167)	(762,500)
Less: Undistributed earnings allocated to non-vested shares	(303,550)	—	(188,357)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,716,000)	(171,968)	(4,578,000)
Net income/(loss) attributable to common shareholders, basic	5,077,526	(1,760,265)	8,527,420	(8,088,867)
Denominator
Weighted average number of shares	31,790	1,122,955	21,687	1,886,037
EPS - Basic	159.72	(1.57)	393.20	(4.29)

Adjusted EPS
Numerator
Adjusted net income	5,610,381	1,056,892	9,329,550	8,716,565
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(404,167)	(762,500)
Less: Undistributed earnings allocated to non-vested shares	(305,674)	—	(189,169)	(74,105)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,716,000)	(171,968)	(4,578,000)
Adjusted net income/(loss) attributable to common shareholders, basic	5,113,040	(850,775)	8,564,246	3,301,960

Denominator
Weighted average number of shares	31,790	1,122,955	21,687	1,886,037
Adjusted EPS, Basic	160.84	(0.76)	394.90	1.75

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q4 2023	Q4 2024	12M 2023	12M 2024
Voyage revenues	13,776,777	9,411,146	28,738,982	42,296,101
Voyage expenses	4,376,135	3,693,434	7,631,395	14,120,313
Time charter equivalent revenues	9,400,642	5,717,712	21,107,587	28,175,788
Total voyage days for fleet	276	365	900	1,327
Time charter equivalent rate	34,060	15,665	23,453	21,233

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q4 2023	Q4 2024	12M 2023	12M 2024
Revenues
Revenues	13,776,777	9,411,146	28,738,982	42,296,101

Total revenues	13,776,777	9,411,146	28,738,982	42,296,101

Expenses
Voyage expenses	4,205,883	3,575,292	7,291,129	13,597,685
Voyage expenses – related party	170,252	118,142	340,266	522,628
Vessels’ operating expenses	1,435,276	2,310,172	4,716,536	8,238,848
Vessels’ operating expenses – related party	27,500	30,000	79,250	134,667
Drydocking costs	(1,297)	—	183,090	—
Management fees – related party	121,440	161,920	396,000	586,960
General and administrative expenses	232,438	345,629	679,156	2,496,408
General and administrative expenses – related party	111,572	124,975	520,874	479,288
Depreciation	1,382,295	1,625,471	4,104,720	6,177,651

Total expenses	7,685,359	8,291,601	18,311,021	32,234,135

Income from operations	6,091,418	1,119,545	10,427,961	10,061,966

Other (expenses)/income
Interest and finance costs	(3,180)	(1,875)	(4,471)	(13,105)
Interest and finance costs – related party	(743,640)	(328,125)	(1,363,360)	(2,460,705)
Interest income	36,107	131,916	36,107	950,816
Foreign exchange gain/(loss)	192,038	2,205	195,675	(160,262)
Loss on warrants	—	(776,264)	—	(11,127,077)

Other expenses, net	(518,675)	(972,143)	(1,136,049)	(12,810,333)

Net income/(loss)	5,572,743	147,402	9,291,912	(2,748,367)

Earnings/(loss) per share (ii)
- Basic	159.72	(1.57)	393.20	(4.29)
- Diluted	61.35	(1.57)	157.69	(4.29)

Weighted average number of shares
- Basic	31,790	1,122,955	21,687	1,886,037
- Diluted	88,933	1,122,955	58,447	1,886,037

ii The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023 and to the reverse stock splits effected in April 2024 and in January 2025.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	December 31, 2024

Assets
Current assets
Cash and cash equivalents	695,288	4,640,343
Time deposits	8,368,417	7,948,706
Trade and other receivables	10,443,497	2,815,442
Other current assets	33,846	—
Inventories	689,269	884,148
Advances and prepayments	80,267	21,951
Operating lease right-of-use assets	—	28,768

Total current assets	20,310,584	16,339,358

Non current assets
Vessels, net	75,161,431	84,149,805

Total non current assets	75,161,431	84,149,805

Total assets	95,472,015	100,489,163

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	547,017	908,342
Payable to related parties	38,531,016	16,319,561
Accrued and other liabilities	634,297	1,272,095
Operating lease liabilities	—	28,768
Deferred income	215,836	162,108

Total current liabilities	39,928,166	18,690,874

Non current liabilities
Warrant liability	—	10,437,034

Total non current liabilities	—	10,437,034

Total liabilities	39,928,166	29,127,908

Commitments and contingencies
Stockholders’ equity
Capital stock	350	42,390
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	47,191,580	71,055,813
Retained earnings	8,345,919	257,052

Total stockholders’ equity	55,543,849	71,361,255

Total liabilities and stockholders’ equity	95,472,015	100,489,163

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	12M 2023	12M 2024
Cash flows from operating activities
Net income/(loss) for the year	9,291,912	(2,748,367)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	4,104,720	6,177,651
Share based compensation	37,638	337,855
Unrealized foreign exchange (gain)/loss on time deposits	(241,967)	156,921
Loss on warrants	—	11,127,077
Non-cash lease expense	—	33,422
Offering costs attributable to warrant liability	—	1,078,622
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(9,768,670)	7,628,055
Due from related party	146,708	—
Other current assets	(33,846)	33,846
Inventories	(523,624)	(194,879)
Advances and prepayments	(43,927)	58,316
Increase/(decrease) in
Trade accounts payable	(245,125)	361,325
Changes in operating lease liabilities	—	(33,422)
Due to related parties	2,238,516	375,645
Accrued liabilities	460,973	637,798
Deferred income	215,836	(53,728)

Net cash provided by operating activities	5,639,144	24,976,137

Cash flows from investing activities
Acquisition and improvement of vessels	(4,300,000)	(1,623,125)
Increase in bank time deposits	(8,126,450)	(27,949,881)
Maturity of bank time deposits	—	28,212,671

Net cash used in investing activities	(12,426,450)	(1,360,335)

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—
Proceeds from follow-on offerings	5,003,250	13,147,990
Proceeds from exercise of warrants	—	5,852,396
Stock issuance costs	(584,072)	(1,778,633)
Dividends paid on preferred shares	(241,667)	(762,500)
Repayment of seller financing	—	(36,130,000)

Net cash provided by/(used in) financing activities	7,482,594	(19,670,747)

Net increase in cash and cash equivalents	695,288	3,945,055
Cash and cash equivalents at beginning of year	—	695,288

Cash and cash equivalents at end of year	695,288	4,640,343